EX-99.77C

Matters Submitted to a Vote of Security Holders

On January 7, 2016, the Board of Directors of Tennenbaum Opportunities Fund V, LLC, a Delaware limited liability company (the "Fund"), began soliciting shareholder consent pursuant to a consent solicitation statement on behalf of the Fund in connection with a proposal to amend the Fund's Operating Agreement, dated as of December 15, 2006, to extend the term of the Fund to October 10, 2018, (the "Term Extension Proposal"), a proposal to permit the Fund to de-register as an investment company under the 1940 Act and make appropriate amendments to its Operating Agreement and the Investment Management Agreement, dated May 6, 2015, by and between Tennenbaum Capital Partners, LLC and the Fund to effect the de-registration, and a proposal to amend and restate the Key Person Provisions.

The Term Extension Proposal was approved by shareholders on February 23, 2016, with 53,512 affirmative votes and 16,493 negative votes.